UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
            000-30191
SEC File Number
            0105X106
CUSIP Number

NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: June 30, 2008

[  ]           Transition Report on Form 10-K
[  ]           Transition Report on Form 20-F
[  ]           Transition Report on Form 11-K
[  ]           Transition Report on Form 10-Q
[  ]           Transition Report on Form N-SAR
For the Transition Period Ended:  _________________

Read attached instruction sheet before preparing form.  Please print or type.
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: relates to entire filing

_____________________________________________________________

PART I - REGISTRANT INFORMATION

Kronos Advanced Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

464 Common Street, Suite 301
Address of Principal Executive Office (street and number)

Belmont, MA 02478
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the registrant’s financial condition, the audit with respect to the Form 10-K for the fiscal year ended June 30, 2008 has not yet been completed and the registrant is unable to file the Form 10-K by the prescribed due date of September 29, 2008 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard F. Tusing	(617) 364-5089
(Name)	(Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer is no identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As previously disclosed, in fiscal year 2008, the registrant received revenues from Tessera Technologies, Inc. in connection with the transfer of certain intellectual property rights and other transactions contemplated in the Intellectual Property Transfer and License Agreement and Development Agreement entered into in March 2008.  The revenue received will impact the amount of net loss recorded for fiscal year 2008 compared to the amount of net loss for fiscal year 2007.

Kronos Advanced Technologies, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2008	By:	/s/ Richard F. Tusing
Richard F. Tusing
President, Chief Operating Officer, Treasurer and
Secretary